EXHIBIT 9

JAMES M. SENEFF, JR.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801-3336

December 13, 2006

Diane Cooper

President and Chief Executive Officer

GE Capital Franchise Finance Corporation

8377 East Hartford Drive, Suite 200

Scottsdale, Arizona 85255

Patricia Voorhees

Managing Director

GE Capital Solutions

83 Wooster Heights Road

4th Floor Lee Farms

Danbury, Connecticut 06810

Re:	Voting Agreement by and between General Electric Capital Corporation (“GECC”) and James M. Seneff, Jr. dated as of October 30, 2006 (the “Voting Agreement”)

Dear Ms. Cooper and Ms. Voorhees:

This letter is to confirm our agreement that, pursuant to section 4(c)(ii) of the Voting Agreement, GECC hereby consents to the transfer by me of 88,751 shares of Trustreet Properties, Inc. common stock that is currently owned by me and subject to the Voting Agreement (the “Transferred Shares”) to the Seneff Family Foundation, Inc., a Florida not-for-profit corporation (the “Foundation”), and that GECC waives the requirement in section 4(c)(ii) of the Voting Agreement that the Foundation enter into a voting agreement on terms and conditions that are substantially identical to those in the Voting Agreement. Further, the Transferred Shares shall no longer be Subject Shares (as such term is defined in the Voting Agreement) and GECC hereby releases the proxy granted to it by me pursuant to section 4(d) of the Voting Agreement solely with respect to the Transferred Shares.

I acknowledge and agree that GECC’s consent and waiver set forth above is conditioned upon the Foundation’s intent to vote (or cause to be voted) the Transferred Shares in accordance with sections 4(a) and 4(b) of the Voting Agreement, and by executing this letter the Foundation acknowledges its intent to so vote the Transferred Shares; provided, however, that GECC and the Foundation acknowledge and agree that the Foundation is not under any binding obligation or agreement to vote the Transferred Shares in accordance with sections 4(a) or 4(b) of the Voting Agreement.

Notwithstanding anything herein to the contrary, I acknowledge and agree that the Voting Agreement remains in full force and effect with its terms unchanged, except with respect to the release of the Transferred Shares.

If this letter accurately sets forth GECC’s understanding and agreement please sign and date this letter where indicated below and return it to me.

This letter may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this letter by facsimile will be effective as delivery of a manually executed counterpart of this letter.

Very truly yours,

/s/ James M. Seneff, Jr.
James M. Seneff, Jr.

Acknowledged and Agreed:

General Electric Capital Corporation

By:	/s/ Diane L. Cooper
Name:	Diane L. Cooper
Its:	Vice President
Date:	December 13, 2006

Seneff Family Foundation, Inc.

By:	/s/ James M. Seneff, Jr.
James M. Seneff, Jr., Co-Trustee

/s/ Dayle L. Seneff
Dayle L. Seneff, Co-Trustee

Date: December 13, 2006